Filed by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No: 1-07627
On June 10, 2011, Holly Corporation distributed the following message to its employees:

HollyFrontier
Weekly Communiqué #13—Merger Update
June 10, 2011
Only four Friday communiqués remain until our expected merger closing date of July 1, at which point we will discontinue the Communiqués to each separate company and, instead, will send a single internal communication to all employees. We don’t expect to communicate less, or less frequently.
This week’s Communiqué features Video Three along with the Navajo Refinery Spotlight. In the remaining three weeks preceding our anticipated close, we will spotlight HEP (June 17th), Asphalt (June 24th) and Lubes (July 1st) and will release Video Four.
In short, there is much more to communicate—and not much time to do it—so you can anticipate a few jam-packed communiqués throughout June! And today is no exception, as we are proud to share what will be the OFFICIAL post-close logo for HollyFrontier Corporation.
We will conclude today, as usual, with a few FAQ’s.

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LOGO UPDATE—
Based on the submitted renderings, requests and input we received from so many, our new logo is striking, evocative of our respective legacies and forward focused. In short, we believe it combines a clean, classic, conservative foundation with a cutting edge, forward leaning look toward the future.
Thanks again to each and every one of you who inspired us and contributed to its essence, either literally or notionally. We hope you will be proud to see your new logo emblazoned everywhere. This new Corporate Identity (brand symbol, font and color scheme) will be incorporated into all subsequent messaging effective Day One and, over the course of approximately 8-10 months, we will undertake the process of rolling it out across everything—facilities, equipment, the works.
Shortly after the closing of the merger, employees will receive new letterhead, business cards, etc. consistent with the new website and this Corporate Identity.

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VIDEO THREE—
Today’s release (“Video Three”) affords us the opportunity to address three questions:
(1)	“To what extent will employee development be important to HollyFrontier?”

(2)	“How would you describe the nature of Holly’s and Frontier’s cultures?”

(3)	“What will be the priorities for HollyFrontier?”

Holly Corporation & Frontier Oil Corporation, Weekly Communiqué—Merger Update #13, Video Three

Produced as one in a series of internal communications to their respective organizations, Frontier CEO Mike Jennings and Holly President Dave Lamp address three common employee areas of interest:

(1) “To what extent will employee development be important to HollyFrontier?”

(2) “How would you describe the nature of Holly’s and Frontier’s cultures?”

(3) “What will be the priorities for HollyFrontier?”

(Video Runtime: 00:05:20. To ensure an optimal viewing experience, please allow time for the video to fully load before playing.)

The video can be viewed within the Holly Network at this intranet URL:

http://flashpoint.hollycorp.com/Lists/Merger%20Videos/AllItems.aspx

(Due to high demand, Holly remote locations may experience some problems connecting to the video at times. Please be patient and keep trying.)

In the likelihood you wish to share this video with family or friends, it can also be found in the public domain here: http://vimeo.com/24855046

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Navajo Refinery, Leadership

Michael McKee
Refinery Manager
Graduated from Cornell University in Ithaca, NY with a BS in Chemical Engineering. Michael worked for Atlantic Richfield (ARCO) as a Process Engineer, Shift Supervisor and Area Superintendent for the Crude, Desulfurization and Oil Movements areas. He also worked for Sunoco in R&D as Catalytic Reforming Expert before moving to Amerada HESS as Operations Manager at their Port Reading, New Jersey and St. Croix, Virgin Island Refineries. In 2001 Michael joined Murphy Oil Corp in Meraux, LA where he worked as Operations Manager before returning to Sunoco where he was promoted to Refinery Manager in 2006 for the 335 MB/D Philadelphia Refinery. Michael developed Sunoco’s ethanol business including starting up their first ethanol facility and developing the business and logistics organization.

Steve Hollis
Health & Safety Manager
Steve has been with Holly for 3 years, joining the Woods Cross Refinery in 2008. He was promoted to Manager of Health, Safety & Security at the Navajo Refinery in December 2010. Steve has over thirty years of refining experience with Shell and Lyondell CITCO, where he spent 20 years in operations and safety departments. Additionally, Steve has many years of experience with regulatory compliance and meeting industry best practices, including NFPA and OSHA requirements. He is an active member of LEPC, Mutual Aid, and CAER. Steve holds an AAS in Occupational Safety & Health.

Johnny Lackey
Environmental Manager
Johnny has worked at the Navajo Artesia Refinery since 2007 as the Environmental Manager, moving from his previous post as HEP’s Manager of Environmental, Health & Safety. He began his career with Amoco in Texas City as a plant operator in various process units. He went on to work for Conoco Chemicals and Conoco Midstream operations as Operator, Foreman, and Plant Manager at Gas Processing Plants in Texas, Oklahoma and Louisiana. Johnny also served as Operations Manager for the Conoco/Consol coal bed methane joint venture in Virginia.

Jeff Schmidlen
Project Engineering & Construction Manager
Jeff has over 22 years of engineering and construction experience in the refining and power generation industries. During his career, he has worked for CB&I, Alliant Energy and CH2M Hill before joining Navajo Refining in the fall of 2008. Jeff holds a degree in Construction Engineering from Texas Tech University.

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Navajo Refinery, Leadership continued

David Bolding
Turnaround Maintenance Manager
David has extensive experience working for various contractors involved in all aspects of plant and pipeline construction throughout the United States. In 1986, he joined the Navajo Refining Company as a Mechanical Inspector. During his career at Navajo, David has held various positions including Maintenance Supervisor, Maintenance Planner and Maintenance Manager. He’s now serving as the facility’s Turnaround Maintenance Manager.

Jimmy Meeks
Process Engineering Manager
Jimmy holds a degree in Chemical Engineering from New Mexico State University. He joined Holly after graduation as a process engineer. During his career, Jimmy has worked as a Process Engineer/Control Systems Engineer, Assistant Technical Services Manager, LP Engineer and, most recently, as Process Engineering Manager. Jimmy is a Registered Professional Engineer in the State of New Mexico.

Trampas Spence
Maintenance Manager
Trampas joined Navajo in 1990 as an Operator in the FCC. Three years later he transferred to the Maintenance Department as a Pump Mechanic. After working in the shop for a number of years, Trampas was promoted to Mechanic/Equipment Operator Supervisor. Most recently Trampas was working as Assistant Maintenance Manager when he was promoted to Maintenance Manager in May 2011.

Robert Boans
Operations Manager
Robert joined Navajo in 1988 as an Operator in the North Side Powerformer. In his career with Navajo, Robert has held various positions including Operator — CCR/ALKY, Shift Foreman, Unit Foreman (South Division) and Operations Superintendent. Robert was recently promoted to Operations Manager.

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Navajo Refinery, Leadership continued

Jeff Beauregard
Mechanical Inspection Superintendent
Jeff began his career at Holly as the Senior Piping Inspector. Prior to working with Holly, Jeff was a contract inspector at various refineries throughout the United States. In 2008, Jeff was promoted to the Mechanical Inspection Superintendent position.

David Latham
Oil Movements Manager
David served six years in the US Air Force before joining Raytheon in plant maintenance. After ten years at Raytheon, David joined Holly as a Datastream Systems Administrator in the Dallas office. In 2006, he moved to Artesia to work at the Navajo Refinery as a Maintenance Superintendent. In March of 2010, David was promoted to the Oil Movements Manager position.

Jessica Simer
Manager, Human Resources & Training
Jessica joined Holly in 2000 as the Mail Clerk/Receptionist at the Navajo Refinery. During her career with Holly, Jessica has held various positions including Payroll Assistant, HR Assistant and most recently HR Manager. In addition to her HR duties this year, Jessica has assumed responsibilities for the refinery’s training department.

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Navajo Refinery, Timeline1
With the development of commercial quantities of crude oil in the Artesia field in 1924, the problem of where to market this new product arose. The nearest pipeline was at least two hundred miles away. The nearest railroad was eleven direct line miles away on the other side of the Pecos River with no bridge in sight. The town of Artesia was a good twenty miles away and the roads were poor at best. As a result of this obvious need, a small 1,000 bpd refinery was constructed in Artesia in 1925 by Continental Oil Company. About the same time, the first pipeline connecting the new Artesia Field to the refinery was completed.
As oil production east of Artesia continued to grow, so did the need for additional refining capacity. In 1931, Maljamar Oil & Gas Company built a second refinery in Artesia directly south of the first refinery which was fully owned and operated by Continental Oil Company. The second facility had a crude capacity of about 1,800 bpd and became known as the Malco Refinery.
In January 1942, Robert O. Anderson and his partner purchased the Malco Refinery. During World War II, they increased the refinery’s capacity from 3,200 to 5,000 barrels per day.
Although Continental Oil Company had continued to expand the original Artesia refinery, the company became increasingly aware that the plant was obsolete and it would be an economical challenge to bring the facility up to current standards. Consequently, in February 1964, Continental purchased the Malco refinery from Anderson and shut down the original refinery.
A very small refinery had been constructed by Nu-Mex Asphalt & Refining Company about a half a mile south of the first two plants. The refinery had changed hands in 1941 and was now owned by a group of Fort Worth oil men. The small refinery was completely rebuilt as a 1,800 bpd crude and asphalt refinery operating under the name New Mexico Asphalt & Refining Company. By 1951 it had reached a capacity of 3,500 bpd. In 1952, the owners completed construction of a 260 foot “cat cracker” derrick to improve gasoline production. This addition and other changes increased the plant’s capacity to 11,000 bpd. This “TCC” tower, as it is known today, has served as southeastern New Mexico’s most well known landmark and is a living monument to the important role petroleum has played in the development of the surrounding community.
In 1953, Anderson purchased controlling interest in New Mexico Asphalt & Refining Company and increased its capacity to 12,500 bpd. Once again there was a Malco Refinery in Artesia.
In 1959, Continental acquired the larger Malco Refinery from Anderson. Continental then merged the two refineries through interconnecting pipelines. At a capacity of 16,000 bpd, the refinery was the largest in New Mexico.
In 1969, Continental sold the refinery to Navajo Refining Company, a subsidiary of Holly Corporation, then led by C. L. Norsworthy, Jr.

[1]	Special thanks to Jessica Simer and the entire Navajo team for their Herculean effort to complete this week’s Spotlight!
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Navajo Refinery, Timeline continued
1976... Jack P. Reid was appointed President of Navajo Refining Company.
1981... the company completed its largest and most sophisticated expansion project thus far. The new Fluid Catalytic Cracker or FCC was built at a cost of about $25 million dollars.
1989... the Lovington Refinery was acquired and put into service in 1991 at a cost of $12 million dollars. The increased capacity of crude processing due to the Lovington opération was 30,000 bpd. In conjunction with bringing the Lovington plant online, several related projects were completed at Artesia to facilitate completion of the refining process begun in Lovington. These projects were the CCR, NHDU and SRU.
1992... the Alkylation unit was installed at a cost of $11 million dollars. The expansions in 1991 and 1992 allowed the total crude capacity to increase to 60,000 bpd for the Artesia and Lovington facilities combined.
1995... a Diesel Hydrodesulferizer was added to the Artesia facility at a cost of $8 million dollars.
1996... a new NHDU and ISOM units were built at a cost of $8.5 million dollars.
1998... the FCC was upgraded.
2000... a Diesel Hydrotreater was purchased from a closed refinery and reconstructed at the Navajo Refinery in 2002.
2005... the first ROSE unit was purchased from El Paso Energy and reconstructed at the Navajo Refinery.
2006... the FCC capacity was increased to 27,000 bpd.
2009... the Mild Hydrocracker, Hydrogen Unit, 100 ton SRU, and the New ROSE unit were completed.
2010... the Crude Unit Expansion at Lovington was completed and the Crude Re-vamp in Artesia was completed,

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Employee FAQs

Employee FAQs	Integration Team Response
How soon after one’s last day worked (as determined by the Company) will the final paycheck and the severance check be issued?	This will vary depending on when the last worked day falls, but we will issue checks and severance as soon as possible/practical.

How soon after the closing of the merger will employees who are offered positions in Dallas and Tulsa actually relocate/report to the new location?	Each manager is working through these individually based on departmental needs and the individual’s personal situation.

How and when can we start applying for the open positions in the new org charts? Are they going to be posted on Flashpoint?	Some jobs have already been posted on Flashpoint and others will be posted as we proceed through the transition.
Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response—you may either submit them to your local HR Department—which will, in turn, share them with us—or you may email the Integration Team at (hollyfrontier_merger_questions@hollycorp.com). Please let us know what’s on your mind, as we cannot meet unknown expectations nor address unshared concerns.
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Quotes for the Week
“People are about as happy as they make up their minds to be.”
—Abraham Lincoln (1809-1865)
“Enjoy the little things, for one day you may look back and realize they were the big things.”
—Robert Brault (1940-)
“Progress involves risk. You can’t steal second base and keep your foot on first.”
—Frederick Wilcox (1907-1964)
Much more next week—in the meantime, make it a great one,
Dave Lamp
President
Holly Corporation
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Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger has been submitted to Holly’s stockholders for their consideration, and the proposed merger has been submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly, which the SEC has declared effective. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly are available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier are available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, there is no assurance that the proposed merger will be consummated. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s stockholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s businesses and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
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